Exhibit 107

Calculation of Registration Fee

	Security type	Title of securities to be registered	Fee calculation rule	Amount to be registered	Proposed maximum offering price per share (1)	Proposed maximum aggregate offering price (1)	Fee rate	Amount of registration fee
Fees to be paid	Equity	Shares of Common Stock, $0.0001 par value underlying the Series C-2 Preferred	Other	7,574,801	$0.7688	$5,823,507	0.00013810	$804.23
	Equity	Shares of Common Stock, $0.0001 par value underlying the Inducement Warrants	Other	770,973	$0.7688	$592,724	0.00013810	$81.86
		Total offering amounts		8,345,774		$6,416,231		$886.09
		Total fees previously paid						-
		Total fee offsets						-
		Net fees dues						$886.09

(1)	Estimated solely for the purpose of calculating the amount of the registration fee pursuant to Rule 457(c) under the Securities Act of 1933, as amended, based upon the average of the high and low sale price of the Registrant’s common stock on October 13, 2025 as reported in the Nasdaq Stock Market.